Exhibit 99.1

MATERIAL FACT

SUZANO S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

São Paulo, December 12, 2019 - Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3/NYSE: SUZ), in compliance with CVM Instruction 358 of January 3, 2002, as amended, hereby announces to its shareholders, investors and the market the following:

(i) The Company updated its Capex estimate for fiscal year 2019, earlier disclosed in the Material Fact notice of August 8, 2019, reducing the total estimate for the year from R$ 5.9 billion to R$ 5.7 billion due to the postponement of the investments initially planned for 2019, amounting to R$ 0.2 billion, which will be carried over to the Capex estimated for 2020, disclosed below.

(ii) The Board of Directors of the Company approved on this date the estimated Capex for fiscal year 2020, totaling R$ 4.4 billion as detailed below, including the Capex carried over from 2019 amounting to R$ 0.2 billion.

For fiscal years 2019 and 2020, the Company estimates Capex as detailed in the following table:

Capex (R$ billion)	2019 (Previous)	2019 (Current)	2020
Maintenance	3.8	3.7	3.6
Expansion and Modernization	0.4	0.3	0.3
Land and Forests	1.3	1.3	0.4
Port Terminals(1)	0.4	0.4	0.1
Total	5.9	5.7	4.4

(1)States of São Paulo and Maranhão

These estimates will be included in section 11 of the Company’s Reference Form and published on the websites of CVM (http://www.cvm.gov.br/) and the Company (http://ri.suzano.com.br) within the legal deadline.

By disclosing the information contained in this Material Fact notice, the Company reiterates its commitment to transparency towards its shareholders, investors and the market and will keep them adequately informed of any subsequent decision that results in a significant change in the Capex estimated for the year.

The Capex estimates shown here merely reflect the current estimates or expectations of the Company’s management, are subject to risks and uncertainties, and in no way constitute a promise of performance. These Capex estimates represent forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The terms “anticipate”, “believe”, “expect”, “foresee”, “intend”, “plan”, “project”, “aim”, “should” and other similar terms are intended to identify these forecasts, which, involve risks or uncertainties foreseen or not by the Company. Information about business prospects, projections and financial targets merely represents forecasts based on the management’s current expectations regarding the future of the Company and its subsidiaries. These expectations depend on market conditions, as well as the economic scenario in Brazil and the countries in which the Company operates and the sectors in which it operates. Any change in the perception or the factors described above may cause actual results to differ from the estimates presented here.

São Paulo, December 12, 2019.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer